UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

5/F, Building 2, No. 2570

Hechuan Road, Minhang District

Shanghai, China 201101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Entry into a Material Definitive Agreement.

Securities Purchase Agreement

On October 30, 2024, Xiao-I Corporation, a Cayman Islands exempted company with limited liability (the “Company”), entered into a private placement and securities purchase agreement (the “SPA”) with an institutional investor (the “Investor”) to issue and sell a convertible promissory note with a principal amount of $2,175,000 (the “Note”). The Note is being sold to the Investor with an 8% Original Issue Discount and is convertible into the Company’s ordinary shares (“Conversion Shares”) in the form of American Depositary Shares (“Conversion ADSs”). Each ADS represents three ordinary shares.

The Company is also concurrently offering an additional 550,000 ADS (the “Pre-Delivery ADSs”), at par, representing 1,650,000 of its ordinary shares (the “Pre-Delivery Shares”), to the Investor. The Investor is not permitted to sell, assign or transfer such Pre-Delivery ADSs except in connection with a conversion of the Note to facilitate T+1 delivery of Conversion ADSs. At such time when the Note is no longer outstanding, the Company may repurchase the Pre-Delivery ADSs at the same price they are sold to the Investor in this Offering.

The Note

Conversion at Option of Holder

The Note will mature 12 months after the Purchase Price Date (as defined in the Note) and will be convertible into the Company’s ADSs at a conversion price equal to the lower of (i) $6.0841 (the “Fixed Price”) or (ii) 85% multiplied by the lowest daily volume-weighted average price of the ADSs during the ten trading days preceding a conversion (the “Market Price”). The Conversion Price will be further reduced by $0.05 per ADS to cover any receipt issuance fees borne by the holder in connection with any Conversion.

The Investor may convert all, or any part, of the outstanding principal of the Note, together with accrued and unpaid interest, any make-whole amount and any late charges thereon, at any time, at the Investor’s option, into Conversion Shares represented by Conversion ADSs as per the following conversion formula: the number of Conversion Shares equals the amount of the outstanding balance being converted (the “Conversion Amount”) divided by the “Conversion Price” (subject to pro rata adjustment for any stock split, stock dividend, stock combination and/or similar transactions).

Interest Rate

The Note will bear interest at a rate of 6.0% per annum which, (a) shall commence accruing on the date of issuance, (b) shall be computed on the basis of a 360-day year and twelve 30-day months and (c) shall be payable on the Maturity Date unless earlier converted. The interest rate will increase to 18% in the event of occurrence and during the continuance of an event of default.

Security

The Note is unsecured.

Prepayment

We may prepay the Note by providing the Investor ten trading days advance written notice. Any prepayment will be equal to 110% of the Outstanding Balance. We may not prepay the Note if an event of default has occurred.

Trigger Events & Events of Default

The Note enumerates a number of events (referred to as “Trigger Events”) which include, but are not limited to, (a) failure to pay principal, interest or fees when due, (b) occurrence of a bankruptcy or insolvency proceeding of the Company, (c) failure to perform any covenant agreed under the Securities Purchase Agreement dated October 30, 2024, (d) entering into a Fundamental Transaction (as defined in the Note) without Purchaser’s consent while the Note is outstanding, (e) failure by the Company to maintain an effective registration statement covering Conversion ADSs until the six-month anniversary of the Note, (f) the Company fails to deliver any Conversion ADSs within the time specified in the Note, (g) a court renders a money judgement against the Company of $100,000.00 or more that remains uncontested or unvacated. Upon an occurrence of a Trigger Event, the Purchaser may at its option, apply a Trigger Effect which adjusts the balance of the Note by an amount equal to 10% for any “Minor Trigger Event” and 15% for any “Major Trigger Event” (as defined in the Note). Additionally, the Purchaser may at its option, send a written request to the Company requiring a cure of such Trigger Event. In the event that we fail to cure the Trigger Event within ten days, the Trigger Event will automatically convert into an Event of Default. Upon the occurrence of an Event of Default the purchaser may accelerate the Outstanding Balance of the Note and Default Interest equal to 18% will apply.

Ranking

The Note is a general obligation of the Company and ranks pari passu with other obligations.

Beneficial Ownership Limitation

Conversions and issuance of Conversion Shares represented by Conversion ADSs pursuant to the Note are prohibited if such conversion or issuance would cause the applicable holder (together with its affiliates) to beneficially own a number of ADSs exceeding 9.99% of the number of ADSs outstanding on such date.

The Note was sold to the Investor in reliance upon an exemption from securities registration afforded by the Securities Act of 1933 and the Company received gross proceeds of $2,000,000. The Conversion ADSs and Predelivery ADSs were offered through a prospectus supplement pursuant to the Company’s effective shelf registration statement on Form F-3, as amended (SEC File No. 333-279306) (which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2024, and declared effective on May 20, 2024), and the base prospectus contained therein. Prior to the closing, the Company will file a prospectus supplement pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”), registering the Securities. On November 1, 2024, the Company closed the Offering of the Pre-Delivery Shares and received gross proceeds of $82.50.

There was no placement agent for the sale of the Note or in connection with the Offering of Conversion ADSs or Pre-Delivery ADSs

Copies of the form of Note and SPA are attached hereto as Exhibit 4.1 and 10.1, respectively, and are incorporated herein by reference. The foregoing description of the SPA and Note is a summary of the material terms of such agreements, does not purport to be complete and is qualified in its entirety by reference to the SPA and Note.

Issuance of Press Release

On November 1, 2024, the Company issued a press release announcing the closing of the Offering of the Pre-Delivery ADSs and the sale and closing of $2,175,000 Convertible Note. Such press release is attached to this current report on Form 6-K as exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description
4.1	Form of Convertible Note
10.1	Form of Securities Purchase Agreement, dated as of October 30, 2024 between the Company and Investor
99.1	Press Release dated November 1, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2024	Xiao-I Corporation

	By:	/s/ Hui Yuan
		Name:	Hui Yuan
		Title:	Chief Executive Officer

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